Fax

RECEIVED

2007 OCT 31 A 2:

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

082-34722

07027679

To:

Attn: SEC Release

Fax: +12027729207

Date: 05.10.2007

From: Liberty International PLC

Headline: Holding(s) in Company

PROCESSED
NOV 0 2 2007
THOMSON
FINANCIAL

Please find attached an announcement made on the London Stock Exchange today.

Yours faithfully

Ruth Pavey
Senior Company Secretarial Assistant

LIBERTY INTERNATIONAL PLC 40 BROADWAY LONDON SW1H 0BT

TELEPHONE: 020 7960 1200 FACSIMILE: 020 7960 1333 www.liberty-international.co.uk
Registered in England No. 3685527 Registered Office: 40 Broadway London SW1H 0BT

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of an acquisition of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Legal & General Group Plc (L&G)	
ii) Full name of shareholder(s) (if different from i)	Legal & General Assurance (Pensions Management) Limited (PMC)	
iii) Date of Transaction	1 October 2007	
iv) Date issuer was notified	4 October 2007	
v) Threshold that was crossed	From 3% to 4%	
vi) Number of voting rights	14,633,752 (Direct)	
vii) % of voting rights	4.04%	
viii) Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held	Legal & General Group Plc (Direct and Indirect) (Group)	
	Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)	
	Legal & General Investment Management Limited (Indirect) (LGIM)	
	Legal & General Group Plc (Direct) (L&G) (14,633,752 - 4.04% = LGAS, LGPL & PMC)	
	Legal & General	Legal & General

	Investment Management (Holdings) Limited (Direct) (LGIMHD) (12,625,180 - 3.48% = PMC)	Insurance Holdings Limited (Direct) (LGIH)
	Legal & General Assurance (Pensions Management) Limited (PMC) (12,625,180 - 3.48% = PMC)	Legal & General Assurance Society Limited (LGAS & LGPL)
	Legal & General Pensions Limited (Direct) (LGPL)	

Susan Folger
Company Secretary
020 7887 7073

5 October 2007

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